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Exhibit 12

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Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in millions)
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---------------------------------------------------------------------------------------------
                                            1995       1994       1993      1992       1991
---------------------------------------------------------------------------------------------
Profit Before Tax                       $     29.4 $     38.8 $     56.8 $    50.2 $     29.4
Income (Loss) of 50% owned
  subsidiaries                                (0.8)       0.3        2.0       3.1        1.9
Dividends received from less
  than 50% owned subsidiaries                  2.6        1.6        1.3       2.4        0.4

Interest Expense                              44.9       44.9       37.4      38.6       39.8
25% of Rent Expense                            3.9        3.2        3.2       2.7        2.6
                                        ---------- ---------- ---------- --------- ----------
 Total Fixed Charges                          48.8       48.1       40.6      41.3       42.4
Pre-tax earnings required to
  cover Preferred Dividends                    0.0        0.0        0.0      10.2       15.2
                                        ---------- ---------- ---------- --------- ----------
Total Fixed Charges and
 Preferred Dividends                          48.8       48.1       40.6      51.5       57.6
                                        ========== ========== ========== ========= ==========


Earnings Before Income Taxes and
 Fixed Charges                          $     79.5 $     88.8 $    100.7 $    97.0 $     74.1
                                        ========== ========== ========== ========= ==========



Ratio of Earnings to Fixed Charges        1.6 to 1   1.8 to 1   2.5 to 1  2.3 to 1   1.7 to 1

Ratio of Earnings to Fixed
 Charges and Preferred Dividends          1.6 to 1   1.8 to 1   2.5 to 1  1.9 to 1   1.3 to 1


Note 1: For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from such earnings. "Fixed charges" consist of interest on all indebtedness (including capital lease obligations and capitalized interest), amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor.

Note 2: The ratios of earnings to fixed charges, before the restructuring and special charges, for 1995 and 1994 were 1.9 to 1 and 2.4 to 1, respectively.

Note 3: The above computations do not include any fixed charges related to the Company's guarantee of debt for Calspan SRL Corporation. The debt guarantee was $22.9 million at September 29, 1995 and $20.7 million at December 31, 1995.

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